UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.         2        )*

Urban Improvement Fund Limited 1974, LP
(Name of Issuer)

Limited Partnership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number)

Eggert Dagbjartsson
c/o Equity Resource Investments, LLC, 1280 Massachusetts Ave., 4th Floor
Cambridge, MA 02138
(617) 876-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         Not Applicable

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Equity Resources Group, Incorporated I.R.S. # 04-2723870
2.		Check the Appropriate Box if a Member of a Group
			(a) ☒ (b) ☐
3.		SEC Use Only
4.	Source of Funds	N/A
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	MA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	0%
14.		Type of Reporting Person (See Instructions)	CO

CUSIP No.         Not Applicable

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Equity Resource Bay Fund Limited Partnership I.R.S. # 04-3293645
2.		Check the Appropriate Box if a Member of a Group
			(a) ☒ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	MA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	40
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	40
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	40
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	0.4%
14.		Type of Reporting Person (See Instructions)	PN

CUSIP No.         Not Applicable

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Equity Resource Boston Fund Limited Partnership I.R.S. # 04-3430288
2.		Check the Appropriate Box if a Member of a Group
			(a) ☒ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	MA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	55
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	55
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	55
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	0.5%
14.		Type of Reporting Person (See Instructions)	PN

CUSIP No.         Not Applicable

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Equity Resource Brattle Fund Limited Partnership I.R.S.# 04-3280004
2.		Check the Appropriate Box if a Member of a Group
			(a) ☒ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	MA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	14
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	14
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	14
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	0.1%
14.		Type of Reporting Person (See Instructions)	PN

CUSIP No.         Not Applicable

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Equity Resources Cambridge Fund Limited Partnership I.R.S. # 04-3189039
2.		Check the Appropriate Box if a Member of a Group
			(a) ☒ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	MA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	1
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	1
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	0.0%
14.		Type of Reporting Person (See Instructions)	PN

CUSIP No.         Not Applicable

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Equity Resource Dover Fund Limited Partnership I.R.S. # 20-0690055
2.		Check the Appropriate Box if a Member of a Group
			(a) ☒ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	MA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	282
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	282
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	282
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	2.5%
14.		Type of Reporting Person (See Instructions)	PN

CUSIP No.         Not Applicable

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Equity Resource Fund XV Limited Partnership I.R.S.# 04-3182947
2.		Check the Appropriate Box if a Member of a Group
			(a) ☒ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	MA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	40
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	40
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	40
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	0.4%
14.		Type of Reporting Person (See Instructions)	PN

CUSIP No.         Not Applicable

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Equity Resource Fund XVI Limited Partnership I.R.S.# 04-3223091
2.		Check the Appropriate Box if a Member of a Group
			(a) ☒ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	MA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	12
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	12
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	12
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	0.1%
14.		Type of Reporting Person (See Instructions)	PN

CUSIP No.         Not Applicable

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Equity Resource Fund XX Limited Partnership I.R.S.# 04-3336435
2.		Check the Appropriate Box if a Member of a Group
			(a) ☒ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	MA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	611
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	611
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	611
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	5.4%
14.		Type of Reporting Person (See Instructions)	PN

CUSIP No.         Not Applicable

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Equity Resource Lexington Fund Limited Partnership I.R.S. # 04-3526768
2.		Check the Appropriate Box if a Member of a Group
			(a) ☒ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	MA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,004.5
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,004.5
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	1,004.5
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	8.8%
14.		Type of Reporting Person (See Instructions)	PN

CUSIP No.         Not Applicable

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
James E. Brooks
2.		Check the Appropriate Box if a Member of a Group
			(a) ☒ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	MA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	703
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	703
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	703
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	6.2%
14.		Type of Reporting Person (See Instructions)	IN

CUSIP No.         Not Applicable

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Eggert Dagbjartsson
2.		Check the Appropriate Box if a Member of a Group
			(a) ☒ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	MA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,059.5
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,059.5
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,059.5
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	18.1%
14.		Type of Reporting Person (See Instructions)	IN

CUSIP No.         Not Applicable

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Mark S. Thompson
2.		Check the Appropriate Box if a Member of a Group
			(a) ☒ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	MA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	773
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	773
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	773
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	6.8%
14.		Type of Reporting Person (See Instructions)	IN

CUSIP No.         Not Applicable

Item 1.	Security and Issuer

Title of Class of Equity Securities:	Limited partnership units (the “Units) of Urban Improvement Fund
Limited 1974, LP, a Delaware limited partnership

Address of Issuer:	1201 Third Avenue, Suite 5400
Seattle, Washington 98101

Item 2.	Identity and Background

(a)           The names of the persons filing this statement are Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resources Cambridge Fund Limited Partnership, Equity Resource Dover Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XX Limited Partnership and Equity Resource Lexington Fund Limited Partnership, (the "Limited Partnerships"), James E. Brooks, Eggert Dagbjartsson, and Mark S. Thompson (collectively, the "Reporting Persons"). James E. Brooks, Eggert Dagbjartsson, and Mark S. Thompson are the general partners of Equity Resource Bay Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Fund XX Limited Partnership. Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Brattle Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership and Equity Resources Cambridge Fund Limited Partnership. Eggert Dagbjartsson is the general partner of Equity Resource Lexington Fund Limited Partnership.  Eggert Dagbjartsson is a Manager of Equity Resource Investments, LLC, which is the Managing Member of ERI D, LLC, which is the general partner of Equity Resource Dover Fund Limited Partnership.  Equity Resources Group, Incorporated, a Massachusetts corporation, has withdrawn and been replaced as a general partner of Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Fund XX Limited Partnership.  This statement on Schedule 13D is filed on behalf of all such reporting persons.

(b)           The business address of each of the Reporting Persons is 1280 Massachusetts Ave., 4th Floor, Cambridge, MA 02138.

(c)           James E. Brooks, Eggert Dagbjartsson, and Mark S. Thompson are the general partners of Equity Resource Bay Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Fund XX Limited Partnership. Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Brattle Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership and Equity Resources Cambridge Fund Limited Partnership. Eggert Dagbjartsson is the general partner of Equity Resource Lexington Fund Limited Partnership.  Eggert Dagbjartsson is a Manager of Equity Resource Investments, LLC, which is the Managing Member of ERI D, LLC, which is the general partner of Equity Resource Dover Fund Limited Partnership.

Mr. Brooks was an officer of Equity Resources Group, Incorporated until October 30, 2002.  Since then, in addition to his acting as general partner of certain Limited Partnerships, Mr. Brooks has acted as a private consultant. He continues to own an interest in Equity Resource Investments, LLC and certain of its affiliates.

Mr. Thompson is an officer of Equity Resources Group, Incorporated.  Since October 30, 2002, in addition to his being an officer of Equity Resources Group, Incorporated and acting as a general partner of certain Limited Partnerships, Mr. Thompson provides services to Equity Resource Investments, LLC.  He continues to own an interest in Equity Resource Investments, LLC and certain of its affiliates.

Mr. Dagbjartsson is an officer of Equity Resources Group, Incorporated.  Since October 30, 2002, in addition to his being an officer of Equity Resources Group, Incorporated and acting as a general partner of certain Limited Partnerships, Mr. Dagbjartsson has been a Manager of Equity Resource Investments, LLC.

(d)           During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the Limited Partnerships is a Massachusetts limited partnership. James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are citizens of the United States.

CUSIP No.         Not Applicable

Item 3.	Source and Amount of Funds or Other Consideration

Equity Resource Investments, LLC (“ERI”) and its affiliates are in the business of acquiring direct and indirect interests in real property.  The general partners of each of the Limited Partnerships are members and/or affiliates of ERI.  As part of the business, the Limited Partnerships have acquired Units through open market purchases, privately negotiated transactions, through tender or exchange offers or a combination of the foregoing on such terms and at such prices as the Reporting Persons may determine.

The Limited Partnerships purchased the Units hereby reported for an aggregate of $460,647.00 cash. The source of such funds was the working capital of the respective Limited Partnerships.

Item 4.	Purpose of Transaction

ERI and its affiliates are in the business of acquiring direct and indirect interests in real property.  The general partners of each of the Limited Partnerships are members and/or affiliates of ERI.  As part of the business, the Limited Partnerships have acquired Units through open market purchases, privately negotiated transactions, through tender or exchange offers or a combination of the foregoing on such terms and at such prices as the Reporting Persons may determine.

In late 2006, Interfinancial Real Estate Management Company, a Washington corporation and the general partner of the Issuer (the “General Partner”) began exploring with its affiliate, SP Millennium, L.L.C. (“SP Millennium”), and with ERI the possibility of a recapitalization merger (the “Merger”) to provide unaffiliated limited partners with liquidity for their Units.  During the fall and winter of 2006, the General Partner, SP Millennium and ERI held several telephone conferences to discuss the continuing interest of limited partners to liquidate and the feasibility of a recapitalization merger where the General Partner, SP Millennium and the Limited Partnerships would continue as limited partners of the Issuer and certain affiliates of ERI would be admitted as limited partners.  In May 2007, the General Partner, SP Millennium and ERI determined to go forward with the Merger.

The Merger will be between the Issuer and a newly created limited partnership, UIF 1974, LP, a Delaware limited partnership (“Merger Sub”). Under the terms of the Merger and pursuant to a merger agreement to be entered into (the “Merger Agreement”), the outstanding Units in the Issuer held by the limited partners, other than Units held by the General Partner, SP Millennium and the Limited Partnerships, will be converted into the right to receive a cash payment of $1,050 per Unit (the “Merger Consideration”). The Units of the General Partner, SP Millennium and the Limited Partnerships will not be converted into cash and will remain outstanding.  SP Millennium and certain affiliates of ERI that do not currently hold Units will provide the funds necessary to consummate the Merger.  In consideration thereof, SP Millennium will receive 3,425 additional Units and those certain ERI affiliates will receive in the aggregate 1,844.5 Units.  Accordingly, if the Merger is consummated, the General Partner, SP Millennium, the Limited Partnerships and certain affiliates of ERI will remain as the sole owners of the Issuer.  As a result of the Merger, the Issuer will have fewer than 300 limited partners and therefore will be eligible for termination of registration under Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended.

In connection with the proposed Merger, affiliates of ERI will pay an aggregate of 35% of the Merger Consideration and related costs and fees, which total is estimated at $4,000,000.  Such affiliates of ERI will pay their pro rata portions of the Merger Consideration and related costs and fees out of committed capital.

On July 20, 2007, the Issuer filed with the Securities and Exchange Commission a Consent Solicitation and Information Statement on Schedule 14A (the “Statement”).  The Issuer is filing Amendment No. 1 thereto concurrently with the filing of this Amendment No. 2 to Schedule 13D.  The Issuer intends to furnish the Statement in final form to the limited partners of the Issuer to seek their consent to the Merger.

Item 5.	Interest in Securities of the Issuer

(a)           James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson in their respective capacities as general partners of certain of the Limited Partnerships, including Mr. Dagbjartsson’s interest as a Manager of the Managing Member of ERI D, LLC, the general partner of Equity Resource Dover Fund Limited Partnership, beneficially own an aggregate of 2,059.5 Units, representing 18.1% of the Units presently outstanding (the percentages reported in Item 13 do not cumulate 18.1% because of rounding done pursuant to the instructions to Schedule 13D).

(b)           James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson, in their respective capacities as general partners of certain of the Limited Partnerships, including Mr. Dagbjartsson’s interest as a Manager of the Managing Member of ERI D, LLC, the general partner of Equity Resource Dover Fund Limited Partnership, share the power to vote or direct the vote and to dispose of or direct the disposition of all of the 2,059.5 Units referred to in Item 5(a). See Item 2 above for other required information.

CUSIP No.         Not Applicable

(c)           The following table shows the number of Units purchased and sold since December 4, 2001 and the prices paid per Unit.

Limited Partnership	Date(s) Purchased	Number of Unit Purchased (Sold)	Price per Unit
Equity Resource Lexington Fund Limited Partnership (“Lexington Fund”)	7/01/2002	368.5	$210
Lexington Fund	8/27/2002	40	$210
Lexington Fund	9/20/2002	5	$210
Lexington Fund	2/19/2004 through 3/23/2004	185	$510
Lexington Fund	7/01/2004	50	$510
Lexington Fund	8/22/2006	10	$510
Lexington Fund	9/17/2004	(255)	$510
Equity Resource Dover Fund Limited Partnership (“Dover Fund”)	9/17/2004	255	$510
Dover Fund	1/7/2005	20	$510
Lexington Fund	12/6/2005	52	$638
Dover Fund	12/6/2005	7	$638
Equity Resources Cambridge Fund Limited Partnership	12/6/2005	1	$638
Equity Resource Brattle Fund Limited Partnership	12/6/2005	4	$638
Equity Resource Bay Fund Limited Partnership	12/6/2005	40	$638
Equity Resource Boston Fund Limited Partnership	12/6/2005	55	$638

(d)           Not Applicable

(e)           Equity Resources Group, Incorporated ceased to be a beneficial owner of more than 5% effective upon its withdrawal as a general partner of Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Fund XX Limited Partnership.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.1.  Agreement dated as of September 20, 2007 between each of the Reporting Persons with respect to the filing of this statement on Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EQUITY RESOURCES GROUP, INCORPORATED

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: Executive Vice President

EQUITY RESOURCE BAY FUND LIMITED PARTNERSHIP

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: General Partner

EQUITY RESOURCE BOSTON FUND LIMITED PARTNERSHIP

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: General Partner

EQUITY RESOURCE BRATTLE FUND LIMITED PARTNERSHIP

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: General Partner

EQUITY RESOURCES CAMBRIDGE FUND LIMITED PARTNERSHIP

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: General Partner

EQUITY RESOURCE DOVER FUND LIMITED PARTNERSHIP

By: ERI D, LLC, General Partner

By: Equity Resource Investments, LLC, Managing Member

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: Manager

EQUITY RESOURCE FUND XV LIMITED PARTNERSHIP

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: General Partner

EQUITY RESOURCE FUND XVI LIMITED PARTNERSHIP

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: General Partner

EQUITY RESOURCE FUND XX LIMITED PARTNERSHIP

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: General Partner

EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP

By: /s/ Eggert Dagbjartsson
Name: Eggert Dagbjartsson
Title: General Partner

/s/ James E. Brooks
James E. Brooks

/s/ Eggert Dagbjartsson
Eggert Dagbjartsson

/s/ Mark S. Thompson
Mark S. Thompson